Exhibit 99.2

BAOZUN INC.

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the shareholders and the Board of Directors of Baozun Inc.

Opinion on the Financial Statements

We have audited the accompanying consolidated balance sheets of Baozun Inc. and its subsidiaries (the “Company”) as of December 31, 2019 and June 30, 2020, the related consolidated statements of operations, comprehensive income, changes in shareholders’ equity, and cash flows for the six months ended June 30, 2020 and the related notes (collectively referred to as the “financial statements”). In our opinion, the financial statements present fairly, in all material respects, the financial position of the Company as of December 31, 2019 and June 30, 2020, and the results of its operations and its cash flows for the six months ended June 30, 2020, in conformity with accounting principles generally accepted in the United States of America.

Convenience Translation

Our audits also comprehended the translation of Renminbi amounts into United States dollar amounts and, in our opinion, such translation has been made in conformity with the basis stated in Note 2 to the consolidated financial statements. Such United States dollar amounts are presented solely for the convenience of readers in the United States of America.

Basis for Opinion

These financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on the Company’s financial statements based on our audits. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audits in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement, whether due to error or fraud.

Our audits included performing procedures to assess the risks of material misstatement of the financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audits also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that our audits provide a reasonable basis for our opinion.

Critical Audit Matter

The critical audit matter communicated below is a matter arising from the current-period audit of the financial statements that was communicated or required to be communicated to the audit committee and that (1) relates to accounts or disclosures that are material to the financial statements and (2) involved our especially challenging, subjective, or complex judgments. The communication of critical audit matter does not alter in any way our opinion on the financial statements, taken as a whole, and we are not, by communicating the critical audit matter below, providing a separate opinion on the critical audit matter or on the accounts or disclosures to which it relates.

Revenue —Warehousing and fulfillment service revenue — refer to Notes 2(r) and 3 to the financial statements

Critical Audit Matter Description

The Company’s revenue generated from warehousing and fulfillment services is recognized on a gross basis and included in service revenue on the consolidated statements of operations. The Company recognizes warehousing and fulfillment service revenue over time as the customers receive the benefits from the Company’s performance. The Company manually calculates the amount of warehousing and fulfillment service revenue to be billed on a monthly basis based on the contractually agreed pricing and relevant information underlying the services provided, such as delivery distance, express delivery company used, parcel weight, and inventory quantities.

Given this calculation involves multiple variables and is performed manually, auditing these transactions involved increased effort to identify potential errors which may arise from this process, including the need to involve IT specialist to verify the completeness and accuracy of the system generated data used as inputs into the calculations of revenue.

Accordingly, we identified revenue recognition associated with warehousing and fulfillment services as a critical audit matter.

How the Critical Audit Matter Was Addressed in the Audit

Our audit procedures related to the warehousing and fulfilment service revenue included the following:

•               With the assistance of our IT specialists, we:

•               Identified the systems used to process warehousing and fulfilment service transactions and tested the general IT controls over each of these systems.

•               Performed testing of automated controls relied upon to capture the information of warehousing and fulfillment service transactions.

•               We tested the effectiveness of controls over the warehousing and fulfilment service revenue calculation, including management’s review of the manual calculation.

•               With the assistance of our data analytics specialists, we performed data analytics to compare the trend between fulfillment service revenue and delivery expenses by quarter.

•               We selected samples from monthly warehousing and fulfilment service revenue by brand partner and performed detail testing by:

•               Obtaining the warehousing and fulfillment service revenue calculation schedule and agree the amount to the confirmation sent to brand partners.

•               Agreeing the revenue recorded by the Company to the amount confirmed by brand partners and the invoices finally issued.

•               We selected top brand partners receiving the Company’s warehousing and fulfilment services during the year and performed analytical review procedures by:

•               Recalculating the fulfilment service fee based on the fulfilment expenses incurred for and the mark-up stated in the contract with each selected brand partner.

/s/ Deloitte Touche Tohmatsu Certified Public Accountants LLP
Shanghai, China
September 16, 2020

We have served as the Group’s auditor since 2014.

BAOZUN INC.

CONSOLIDATED BALANCE SHEETS

(All amounts in thousands, except share and per share data)

	As of
	December 31,	June 30,
	2019	2020
	RMB	RMB	US$
			(Note 2)
ASSETS
Current assets:
Cash and cash equivalents	1,144,451	1,606,390	227,370
Restricted cash	382,359	159,910	22,634
Short-term investments	844,040	724,370	102,528
Accounts receivable, net of allowance for doubtful accounts of RMB10,726 and RMB10,671 as of December 31, 2019 and June 30, 2020 respectively	1,800,896	1,548,649	219,197
Inventories, net	896,818	912,175	129,110
Advances to suppliers	214,771	193,558	27,396
Prepayments and other current assets	387,713	377,958	53,496
Amounts due from related parties	19,323	30,532	4,322
Total current assets	5,690,371	5,553,542	786,053

Non-current assets:
Long-term time deposits	209,495	212,030	30,011
Investments in equity investees	37,373	56,114	7,942
Property and equipment, net	415,648	417,219	59,054
Intangible assets, net	151,041	141,741	20,062
Land use right, net	42,567	42,054	5,952
Operating lease right-of-use assets	440,593	367,470	52,012
Goodwill	13,574	13,574	1,921
Other non-current assets	41,461	39,124	5,538
Deferred tax assets	54,477	55,489	7,854
Total non-current assets	1,406,229	1,344,815	190,346

TOTAL ASSETS	7,096,600	6,898,357	976,399

LIABILITIES AND SHAREHOLDERS’ EQUITY
Current liabilities:
Short-term loan	428,490	183,480	25,970
Accounts payable (including accounts payable of consolidated VIE without recourse to the Company of RMB5,048 and RMB5,429 as of December 31, 2019 and June 30, 2020, respectively)	877,093	413,151	58,478
Notes payable	210,693	468,985	66,381
Income tax payables	81,966	36,804	5,209
Accrued expenses and other current liabilities (including accrued expenses and other current liabilities of the consolidated VIE without recourse to the Company of RMB14,520 and RMB32,726 as of December 31, 2019 and June 30, 2020, respectively)	581,122	744,674	105,401
Amounts due to related parties	6,796	5,801	821
Current operating lease liabilities	137,855	118,689	16,799
Total current liabilities	2,324,015	1,971,584	279,059
Non-current liabilities:
Long-term loan	1,859,896	1,895,148	268,241
Deferred tax liability	2,929	2,734	387
Long-term operating lease liabilities	309,989	257,931	36,508
Total non-current liabilities	2,172,814	2,155,813	305,136

TOTAL LIABILITIES	4,496,829	4,127,397	584,195

Commitments (Note 17)

The accompanying notes are an integral part of these consolidated financial statements.

BAOZUN INC.

CONSOLIDATED BALANCE SHEETS

(All amounts in thousands, except for share and per share data)

	As of
	December 31,	June 30,
	2019	2020
	RMB	RMB	US$
			(Note 2)
Redeemable non-controlling interests	9,254	9,185	1,300

Baozun Inc. shareholders’ equity:
Class A ordinary shares (US$0.0001 par value; 470,000,000 shares authorized, 174,918,929 and 175,977,846 shares issued and outstanding as of December 31, 2019 and June 30, 2020, respectively)	107	107	15
Class B ordinary shares (US$0.0001 par value; 30,000,000 shares authorized, 13,300,738 shares issued and outstanding as of December 31, 2019 and June 30, 2020, respectively)	8	8	1
Additional paid-in capital	2,014,227	2,063,997	292,140
Retained earnings/(Accumulated deficit)	526,009	648,019	91,721
Accumulated other comprehensive income	28,380	27,071	3,832

Total Baozun Inc. shareholders’ equity	2,568,731	2,739,202	387,709

Non-controlling interests	21,786	22,573	3,195

Total equity	2,590,517	2,761,775	390,904

TOTAL LIABILITIES, REDEEMABLE NON-CONTROLLING INTERESTS AND EQUITY	7,096,600	6,898,357	976,399

The accompanying notes are an integral part of these consolidated financial statements.

BAOZUN INC.

CONSOLIDATED STATEMENTS OF OPERATIONS

(All amounts in thousands, except for share and per share data)

	Six months ended June 30,
	2019	2020
	RMB	RMB	US$
	(unaudited)		(Note 2)
Net revenues
Product sales	1,466,738	1,628,931	230,560
Services (including related-party revenues of RMB19,602 (unaudited) and RMB17,124 for the six months ended June 30, 2019 and 2020, respectively)	1,524,233	2,046,775	289,702
Total net revenues	2,990,971	3,675,706	520,262

Operating expenses:
Cost of products	(1,188,056)	(1,365,889)	(193,329)
Fulfillment	(679,519)	(988,339)	(139,890)
Sales and marketing	(724,573)	(888,136)	(125,707)
Technology and content	(190,163)	(198,140)	(28,045)
General and administrative	(97,126)	(103,827)	(14,696)
Other operating income, net	20,102	42,067	5,954

Total operating expenses	(2,859,335)	(3,502,264)	(495,713)

Income from operations	131,636	173,442	24,549
Other income (expenses):
Interest income	15,023	19,670	2,784
Interest expense	(24,457)	(36,019)	(5,098)
Exchange loss	(2,954)	(4,589)	(650)

Income before income tax and share of income (loss) in equity method investment	119,248	152,504	21,585
Income tax expense	(19,622)	(32,517)	(4,602)
Share of income in equity method investment	998	2,741	388

Net Income	100,624	122,728	17,371

Net (income) loss attributable to non-controlling interests	447	(787)	(111)
Net income attributable to redeemable non-controlling interests	—	69	10
Net income attributable to ordinary shareholders of Baozun Inc.	101,071	122,010	17,270

Net income per share attributable to ordinary shareholders of Baozun Inc.:
Basic	0.58	0.69	0.10
Diluted	0.57	0.68	0.10

Net income per American depositary shares (“ADS”) attributable to ordinary shareholders of Baozun Inc.:
Basic	1.75	2.08	0.29
Diluted	1.70	2.04	0.29

Weighted average shares used in calculating net income per ordinary share:
Basic	173,310,034	176,119,872	176,119,872
Diluted	178,689,642	179,464,775	179,464,775

The accompanying notes are an integral part of these consolidated financial statements.

BAOZUN INC.

CONSOLIDATED STATEMENTS OF COMPREHENSIVE INCOME

(All amounts in thousands, except for share and per share data)

	Six months ended June 30,
	2019	2020
	RMB	RMB	US$
	(unaudited)		(Note 2)
Net income	100,624	122,728	17,371
Other comprehensive income, net of tax of nil:
Foreign currency translation adjustment	(6,181)	(1,309)	(185)

Comprehensive income	94,443	121,419	17,186

Total comprehensive (income) loss attributable to non-controlling interests	447	(787)	(111)
Total comprehensive income attributable to redeemable non-controlling interests	—	69	10

Total comprehensive income attributable to ordinary shareholders of Baozun Inc.	94,890	120,701	17,085

The accompanying notes are an integral part of these consolidated financial statements.

BAOZUN INC.

CONSOLIDATED STATEMENTS OF CHANGES IN SHAREHOLDERS’ EQUITY

(All amounts in thousands, except for share and per share data)

					Accumulated	Total
			Additional		other	Baozun
	Ordinary shares		paid-in		comprehensive	shareholders’	Non-controlling
	Number of		capital	Retained earnings	income	equity	interests	Total equity
	Shares	RMB	RMB	RMB	RMB	RMB	RMB	RMB

Balance as of January 1, 2019	172,548,611	106	1,903,503	244,712	29,222	2,177,543	17,473	2,195,016
Net income	—	—	—	101,071	—	101,071	(447)	100,624
Exercise of share options and vesting of RSUs	1,668,525	—	1,601	—	—	1,601	—	1,601
Issuance of ordinary shares under ADS lending arrangement	12,692,328	9	—	—	—	9	—	9
Contribution from non-controlling interests	—	—	—	—	—	—	4,500	4,500
ADS lending arrangement in connection with issuance of convertible senior notes	—	—	33,836	—	—	33,836	—	33,836
Share based compensation	—	—	35,436	—	—	35,436	—	35,436
Foreign currency translation adjustment	—	—	—	—	(6,181)	(6,181)	—	(6,181)
Balance as of June 30, 2019 (unaudited)	186,909,464	115	1,974,376	345,783	23,041	2,343,315	21,526	2,364,841

Balance as of January 1, 2020	188,219,667	115	2,014,227	526,009	28,380	2,568,731	21,786	2,590,517
Net income	—	—	—	122,010	—	122,010	718	122,728
Net income attributable to redeemable non-controlling interests	—	—	—	—	—	—	69	69
Exercise of share options and vesting of RSUs	1,058,917	—	113	—	—	113	—	113
Share based compensation	—	—	49,657	—	—	49,657	—	49,657
Foreign currency translation adjustment	—	—	—	—	(1,309)	(1,309)	—	(1,309)
Balance as of June 30, 2020	189,278,584	115	2,063,997	648,019	27,071	2,739,202	22,573	2,761,775

The accompanying notes are an integral part of these consolidated financial statements.

BAOZUN INC.

CONSOLIDATED STATEMENTS OF CASH FLOWS

(All amounts in thousands, except for share and per share data)

	Six months ended June 30,
	2019	2020
	RMB	RMB	US$
	(unaudited)		(Note 2)
Cash flows from operating activities:
Net income	100,624	122,728	17,371
Adjustments to reconcile net income to net cash provided by (used in) operating activities:
Provision for allowance for doubtful accounts	—	174	25
Inventory write-down	36,726	62,491	8,845
Share-based compensation	35,436	49,657	7,028
Depreciation and amortization	56,097	73,236	10,366
Amortization of issuance cost of convertible senior notes	4,087	12,766	1,807
Deferred income tax	(471)	(1,207)	(171)
(Income) loss on disposal of property and equipment	(52)	963	136
Share of (income) loss in equity method investment	(998)	(2,741)	(388)
Exchange loss	4,421	4,481	635
Changes in operating assets and liabilities:
Accounts receivable	305,649	254,939	36,084
Inventories	(54,859)	(77,847)	(11,019)
Advances to suppliers	(15,484)	21,678	3,068
Prepayments and other current assets	10,844	9,755	1,381
Amounts due from related parties	11,769	(11,209)	(1,587)
Operating lease right-of-use assets	14,362	73,123	10,350
Other non-current assets	(2,954)	2,337	331
Accounts payable	(323,157)	(465,309)	(65,860)
Notes payable	203,808	258,292	36,559
Income tax payables	(32,038)	(45,162)	(6,392)
Amounts due to related party	(13,025)	(995)	(141)
Accrued expenses and other current liabilities	152,806	157,742	22,327
Operating lease liabilities	(10,305)	(71,224)	(10,081)
Net cash provided by operating activities	483,286	428,668	60,674

Cash flows from investing activities:
Purchases of property and equipment	(33,825)	(42,291)	(5,986)
Purchases of short-term investments	(1,012,740)	(726,199)	(102,787)
Maturity of short-term investments	—	854,244	120,911
Additions of intangible assets	(25,452)	(17,039)	(2,412)
Investment in equity investees	(5,000)	(16,000)	(2,265)
Payment for business acquisition, net of cash acquired	—	(100)	(14)
Net cash (used in) provided by investing activities	(1,077,017)	52,615	7,447

The accompanying notes are an integral part of these consolidated financial statements.

BAOZUN INC.

CONSOLIDATED STATEMENTS OF CASH FLOWS

(All amounts in thousands, except for share and per share data)

	Six months ended June 30,
	2019	2020
	RMB	RMB	US$
	(unaudited)		(Note 2)
Cash flows from financing activities:
Proceeds from short-term borrowings	332,000	185,389	26,240
Repayment of short-term borrowings	(477,200)	(430,399)	(60,919)
Repayment of long-term borrowings	(69,415)	—	—
Capital contribution from NCI	4,500	—	—
Proceeds from exercises of stock options	1,601	113	16
Proceeds from issuance of convertible senior notes, net of issuance cost paid	1,856,835	(742)	(105)
Proceeds from ADS lending	9	—	—
Net cash provided by financing activities	1,648,330	(245,639)	(34,768)

Net increase (decrease) in cash, cash equivalents and restricted cash	1,054,599	235,644	33,353

Cash, cash equivalents and restricted cash, beginning of period	582,855	1,526,810	216,106

Effect of exchange rate changes on cash, cash equivalents and restricted cash	(36,387)	3,846	545

Cash, cash equivalents and restricted cash, end of period	1,601,067	1,766,300	250,004

The following table provides a reconciliation of cash, cash equivalents, and restricted cash reported within the statement of financial position that sum to the total of the same such amounts shown in the statement of cash flows.

	As of June 30,
	2019	2020
	RMB	RMB	US$
	(unaudited)
Cash and cash equivalents	1,468,177	1,606,390	227,370
Restricted cash	132,890	159,910	22,634
Total cash, cash equivalents, and restricted cash shown in the statement of cash flows	1,601,067	1,766,300	250,004

Supplemental disclosure of cash flow information:
Cash paid for interest	12,677	23,430	3,316
Cash paid for income tax	52,131	78,886	11,166

Supplemental disclosures of non-cash investing and financing activities:
Unpaid convertible senior notes offering costs	9,775	—	—
Unpaid Hong Kong public offering costs	—	6,365	901
Purchases of property and equipment included in payables	299	6,425	909

In October 2019, the Group obtained control over an equity method investee by entering into a redemption feature agreement with the other equity interest owner, which allows the other owner to sell its equity interest to the Group under certain conditions at a fixed price (Note 9).

The accompanying notes are an integral part of these consolidated financial statements.

BAOZUN INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(All amounts in thousands, except for share and per share data)

1. Organization and Principal Activities

Baozun Inc. (the “Company”) was incorporated under the laws of Cayman Islands on December 18, 2013. The Company, its subsidiaries and its variable interest entity (collectively referred to as the “Group”) are principally engaged to provide its customers with end-to-end E-commerce solutions including the sales of apparel, home and electronic products, online store design and setup, visual merchandising and marketing, online store operations, customer services, warehousing and order fulfillment.

In 2014, the Group expanded their business and commenced their own online marketplace, Maikefeng, which operates as a mobile application and offers branded products at discounted prices. Maikefeng was operated by Shanghai Zunyi Business Consulting Ltd. (“Shanghai Zunyi” or “VIE”). To comply with the People’s Republic of China (“PRC”) law and regulations which restrict foreign ownership of companies that provide value-added telecommunication services in China, Shanghai Baozun entered into a series of contractual arrangements in April and July 2014 with Shanghai Zunyi and its respective shareholders through which the Company became the primary beneficiary of Shanghai Zunyi. Shanghai Zunyi was established in December 2010 and had no operations before July 2014. The Group began to consolidate Shanghai Zunyi in July 2014 upon entering into the VIE arrangements with Shanghai Zunyi. Maikefeng ceased its operation in 2017. Shanghai Zunyi currently provides brand e-commerce solutions to certain brand partners.

As of June 30, 2020, the Company’s major subsidiaries and VIE are as follows:

	Date of	Place of	Legal
	incorporation	incorporation	ownership
Subsidiaries:
Baozun Hong Kong Holding Limited	10-Jan-14	HK	100%
Shanghai Baozun E-commerce Limited	11-Nov-03	PRC	100%
Shanghai Bodao E-commerce Limited	30-Mar-10	PRC	100%
Shanghai Yingsai Advertisement Limited	30-Mar-10	PRC	100%
Baozun Hongkong Limited	11-Sep-13	HK	100%
Shanghai Fengbo E-commerce Limited	29-Dec-11	PRC	100%
Baozun Hongkong Investment Limited	21-July-15	HK	100%
Baotong Hong Kong Holding Limited	5-May-16	HK	100%
Baotong E-logistics Technology (Suzhou) Limited	27-March-17	PRC	100%

VIE:
Shanghai Zunyi Business Consulting Ltd.	31-Dec-10	PRC	N/A

History of the Group and reorganization under identical common ownership

The Group’s history began in November 2003 with the commencement of operations of Shanghai Baozun E-commerce Limited (“Shanghai Baozun”), a limited liability company incorporated in the PRC by Mr. Vincent Wenbin Qiu, CEO of the Group, and 5 other individual founders (collectively known as “the Founding Shareholders”).

From December 2009 to September 2012, Alibaba Investment Limited (“Alibaba”), Private Opportunities (Mauritius) I Limited (“Private Opportunities”), GS Investment Partners (Mauritius) I limited (“GS Investment”), Stelca Holding Ltd (“Stelca Holding”), New Access Capital Fund (“New Access”), Crescent Castle Holdings Ltd (“Crescent Castle”) and Infinity I-China Investment (Israel) L.P (“Infinity”) (collectively known as the “Investors”) each acquired 25.16%, 5.81%, 3.88%, 1.53%, 3.86%, 24.80% and 6.46%, respectively of equity interest in Shanghai Baozun.

Starting December 2013, pursuant to a framework agreement entered into by the Founding Shareholders and all of the Investors, the Group undertook a series of reorganization transactions to redomicile its business from PRC to the Cayman Islands (the “Redomiciliation”). The main purpose of the Redomiciliation is to establish a Cayman holding company for the existing business in preparation for its overseas initial public offering. The Redomiciliation was subject to PRC government approval and executed in the following steps:

1)             In December 2013, the Company was incorporated in the Cayman Islands to be the holding company of the Group. The Founding Shareholders subscribed to 29,983,883 ordinary shares of the Company at par value of US$  0.0001 per share.

2)             Upon obtaining all necessary approvals from the PRC government in May 2014, the Investors subscribed for convertible redeemable preferred shares at no consideration, all in the same proportions, on an as converted basis, as the percentage of equity interest they held in Shanghai Baozun in June 2014. Upon the issuance of preferred shares and ordinary shares in step 1), the equity structure of the Company is identical to that of Shanghai Baozun.

3)             In July 2014, the Company legally acquired 100% of the equity interest of Shanghai Baozun from the Founding Shareholders and the Investors, thus Shanghai Baozun became a wholly owned subsidiary of the Company.

The VIE arrangements

Applicable PRC laws and regulations currently limit foreign ownership of companies that provide internet content distribution services. The Company is deemed a foreign legal person under PRC laws and accordingly subsidiaries owned by the Company are ineligible to engage in provisions of internet content or online services. The Group therefore conducted its online marketplace business, Maikefeng , which had ceased its operation, through its consolidated VIE, Shanghai Zunyi.

Shanghai Zunyi was established by two of the Company’s Founding Shareholders in December 2010 and had no operations until July 2014 when the Group transferred the Maikefeng online marketplace business to Shanghai Zunyi. To provide the Group effective control over Shanghai Zunyi and receive substantially all of the economic benefits of Shanghai Zunyi, Shanghai Baozun entered into a series of contractual arrangements, described below, with Shanghai Zunyi and its individual shareholders.

The agreements that provide the Company effective control over the VIE include:

(i)      Proxy Agreement, under which each shareholder of Shanghai Zunyi has executed a power of attorney to grant Shanghai Baozun the power of attorney to act on his behalf on all matters pertaining to Shanghai Zunyi and to exercise all of the rights as a shareholder of the Shanghai Zunyi, including but not limited to convene, attend and vote at shareholders’ meetings, designate and appoint directors and senior management members. The proxy agreement will remain in effect unless Shanghai Baozun terminates the agreement by giving a 30-day prior written notice or gives its consent to the termination by Shanghai Zunyi.

(ii)     Exclusive Call Option Agreement, under which the shareholders of Shanghai Zunyi granted Shanghai Baozun or its designated representative(s) an irrevocable and exclusive option to purchase their equity interests in Shanghai Zunyi when and to the extent permitted by PRC law. Shanghai Baozun or its designated representative(s) has sole discretion as to when to exercise such options, either in part or in full. Without Shanghai Baozun’s written consent, the shareholders of Shanghai Zunyi shall not transfer, donate, pledge, or otherwise dispose any equity interests of Shanghai Zunyi in any way. The acquisition price for the shares or assets will be the minimum amount of consideration permitted under the PRC law at the time when the option is exercised. The agreement can be early terminated by Shanghai Baozun, but not by Shanghai Zunyi or its shareholders.

The agreements that transfer economic benefits to the Company include:

(i)      Exclusive Technology Service Agreement, under which Shanghai Zunyi engages Shanghai Baozun as its exclusive technical and operational consultant and under which Shanghai Baozun agrees to assist in arranging the financial support necessary to conduct Shanghai Zunyi’s operational activities. Shanghai Zunyi shall not seek or accept similar services from other providers without the prior written approval of Shanghai Baozun. The agreement has a term of twenty years and will be automatically renewed on a yearly basis after expiration unless otherwise notified by Shanghai Baozun, and shall be terminated if the operation term of either Shanghai Baozun or Shanghai Zunyi expires. Shanghai Baozun may terminate this agreement at any time by giving a prior written notice to Shanghai Zunyi.

(ii)     Equity Interest Pledge Agreements, under which the shareholders of Shanghai Zunyi pledged all of their equity interests in Shanghai Zunyi to Shanghai Baozun as security of due performance of the obligations and full payment of consulting and service fees by VIE under the Exclusive Technology Service Agreement and other amounts payable by the individual shareholders to Shanghai Baozun under other agreements. If the shareholders of Shanghai Zunyi or Shanghai Zunyi breach their respective contractual obligations, Shanghai Baozun, as pledgee, will be entitled to certain rights, including the right to dispose the pledged equity interests. Pursuant to the agreement, the shareholders of Shanghai Zunyi shall not transfer, assign or otherwise create any new encumbrance on their respective equity interest in Shanghai Zunyi without prior written consent of Shanghai Baozun. The pledge shall be continuously valid until all the obligations and payments due under the Exclusive Technology Service Agreement and certain other agreements have been fulfilled.

These contractual arrangements allow the Company, through its wholly owned subsidiary, Shanghai Baozun, to effectively control Shanghai Zunyi, and to derive substantially all of the economic benefits from them. Accordingly, the Company treats Shanghai Zunyi as VIE and because the Company is the primary beneficiary of Shanghai Zunyi, the Company has consolidated the financial results of Shanghai Zunyi since July 2014.

U.S. GAAP provides guidance on the identification of VIE and financial reporting for entities over which control is achieved through means other than voting interests. The Group evaluates each of its interests in an entity to determine whether or not the investee is a VIE and, if so, whether the Group is the primary beneficiary of such VIE. In determining whether the Group is the primary beneficiary, the Group considers if the Group (1) has power to direct the activities that most significantly affects the economic performance of the VIE, and (2) receives the economic benefits of the VIE that could be significant to the VIE. If deemed the primary beneficiary, the Group consolidates the VIE.

Risks in relation to the VIE structure

The Company believes that the contractual arrangements with Shanghai Zunyi are in compliance with PRC law and are legally enforceable based on the legal advice of the Company’s PRC legal counsel. However, uncertainties in the PRC legal system could limit the Company’s ability to enforce these contractual arrangements and the interests of the shareholders of Shanghai Zunyi may diverge from that of the Company and that may potentially increase the risk that they would seek to act contrary to the contractual terms, for example by influencing Shanghai Zunyi not to pay the service fees when required to do so.

The Company’s ability to control Shanghai Zunyi also depends on the power of attorney Shanghai Baozun has to vote on all matters requiring shareholder approval. As noted above, the Company believes this power of attorney is legally enforceable but may not be as effective as direct equity ownership. In addition, if the legal structure and contractual arrangements were found to be in violation of any existing PRC laws and regulations, the Group may be subject to fines and the PRC government could:

•                  revoke the Group’s business and operating licenses;

•                  require the Group to discontinue or restrict the Group’s operations;

•                  restrict the Group’s right to collect revenues;

•                  block the Group’s websites;

•                  require the Group to restructure its operations in such a way as to compel the Group to establish a new enterprise, re-apply for the necessary licenses or relocate its businesses, staff and assets;

•                  impose additional conditions or requirements with which the Group may not be able to comply; or

•                  take other regulatory or enforcement actions against the Group that could be harmful to its business.

The imposition of any of these penalties may result in a material and adverse effect on the Group’s ability to conduct its business. In addition, if the imposition of any of these penalties causes the Group to lose the rights to direct the activities of Shanghai Zunyi or the right to receive its economic benefits, the Group would no longer be able to consolidate the entity.

The following amounts and balances of Shanghai Zunyi were included in the Group’s Historical Financial Information after the elimination of intercompany balances and transactions:

	As of
	December 31,	June 30,
	2019	2020
	RMB	RMB
Cash and cash equivalent	4,218	2,284
Accounts receivable, net	266,717	240,474
Inventories, net	144	117
Advance to suppliers	933	1,261
Amounts due from related parties	45	110
Prepayments and other current assets	224	413
Investments in cost method investees	—	10,000
Property and equipment, net	3,716	3,300
Intangible assets	53	48
Total assets	276,050	258,007
Accounts payable	5,048	5,429
Income tax payables	11,554	4,638
Accrued expenses and other current liabilities	14,520	32,726
Total liabilities	31,122	42,793

	For Six Months Ended
	June 30,
	2019	2020
	RMB	RMB
	(unaudited)
Net revenues	252,808	353,763
Operating expenses	252,403	326,932
Net income	91	24,922
Net cash provided by operating activities	3,989	8,368
Net cash provided by (used in) investing activities	—	(10,302)

The VIE  contributed an  aggregate of  8.45%  (unaudited) and  9.62%  of  the consolidated net revenues for the six months ended June 30, 2019 and 2020, respectively. As of December 31, 2019 and June 30, 2020, the VIE accounted for an aggregate of 3.89% and 3.74% of the consolidated total assets, and 0.69%  and 1.04% of the consolidated total liabilities, respectively.

There are no assets of the VIE that are collateral for the obligations of the VIE and can only be used to settle the obligations of the VIE. There are no terms in any arrangements, considering both explicit arrangements and implicit variable interests that require the Company or its subsidiaries to provide financial support to the VIE.

However, if the VIE ever needs financial support, the Company or its subsidiaries may, at its option and subject  to  statutory  limits  and  restrictions,  provide  financial  support  to  its  VIE  through  loans  to  the shareholders of the VIE or entrustment loans to the VIE. Relevant PRC laws and regulations restrict the VIE from transferring a portion of their net assets, equivalent to the balance of its paid-in capital, additional paid-in capital and statutory reserve, to the Company in the form of loans and advances or cash dividends.

2. Summary of Significant Principal Accounting Policies

(a) Basis of presentation

The consolidated financial statements are prepared and presented in accordance with accounting principles generally accepted in the United States of America (‘‘U.S. GAAP’’).

(b) Basis of consolidation

The consolidated financial statements include the financial statements of the Company, its subsidiaries and VIE. All transactions and balances among the Company, its subsidiaries and the VIE have been eliminated upon consolidation.

(c) Use of estimates

The preparation of the consolidated financial statements in conformity with U.S. GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities, related disclosures of contingent liabilities at the balance sheet date, and the reported revenues and expenses during the reported period in the consolidated financial statements and accompanying notes. Significant accounting estimates are used for, inventory write-down, fair value measurement and impairment of investments, realization of deferred tax assets, assessment for useful life and impairment of long-lived assets and allowance for credit loss.

(d) Fair value

Fair value is the price that would be received from selling an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date. When determining the fair value measurements for assets and liabilities required or permitted to be recorded at fair value, the Group considers the principal or most advantageous market in which it would transact and it considers assumptions that market participants would use when pricing the asset or liability.

Authoritative literature provides a fair value hierarchy, which prioritizes the inputs to valuation techniques used to measure fair value into three broad levels. The level in the hierarchy within which the fair value measurement in its entirety falls is based upon the lowest level of input that is significant to the fair value measurement as follows:

•                  Level 1-inputs are based upon unadjusted quoted prices for identical instruments traded in active markets.

•                  Level 2-inputs are based upon quoted prices for similar instruments in active markets, quoted prices for identical or similar instruments in markets that are not active and model-based valuation techniques for which all significant assumptions are observable in the market or can be corroborated by observable market data for substantially the full term of the assets or liabilities.

•                  Level 3-inputs are generally unobservable and typically reflect management’s estimates of assumptions that market participants would use in pricing the asset or liability. The fair values are therefore determined using model-based techniques that include option pricing models, discounted cash flow models, and similar techniques.

The  Group’s  short-term  financial  instruments  include  cash  and  cash  equivalents,  restricted  cash, short-term investments, receivables, payables, other current assets, amounts due from related parties, other current liabilities, amounts due to related parties and short-term loan. The carrying amounts of these short-term financial instruments approximate their fair values due to the short-term maturity of these instruments. The carrying amounts of the long-term time deposits and long-term bank borrowings approximate their fair values as  the  interest rates  are  comparable to  the  prevailing interest rates  in  the  market. The  fair  value  of  the convertible senior notes is determined based on the inputs that are observable in the market, including the trading price of the Group’s convertible senior notes, when available, or the Company’s stock price and the interest  rates  currently  offered  by  financial  institutions  for  similar  debt  instruments  with  comparable maturities. The fair value of convertible senior notes with the carrying amount of RMB1,895,148 is estimated to be approximately RMB1,518,113 as of June 30, 2020.

The Group measures equity method investments at fair value on a nonrecurring basis when they are deemed to be impaired. The fair values of these investments are determined based on valuation techniques using the best information available. An impairment charge to these investments is recorded when the carry amount of an investment exceeds its fair value and this condition is determined to be other-than-temporary. During the six months ended June 30, 2019 and 2020, no impairment of equity method investments was recorded.

Upon the adoption of ASU 2016-01, “Financial Instruments — Overall (Subtopic 825-10)”, on January 1, 2018, the Group elected to measure equity investments that were accounted for under the cost method prior to the adoption and do not have readily determinable fair values at cost minus impairment, if any, plus or minus changes  resulting  from  observable  price  changes  in  orderly  transactions  for  the  identical  or  a  similar investment of the same issuer.

(e) Concentration and risks

Concentration of customers and suppliers

The following customer accounted for 10% or more of net revenue for the six months ended June 30, 2019 and 2020:

	For Six Months Ended June 30,
	2019	2020
	RMB	RMB
	(unaudited)
A	341,046	531,605

The following customer accounted for 10% or more of balances of accounts receivable as of December 31, 2019 and June 30, 2020:

	As of
	December 31,	June 30,
	2019	2020
	RMB	RMB
A	397,999	353,601

The following supplier accounted for 10% or more of purchases for the six months ended June 30, 2019 and 2020:

	For Six Months Ended June 30,
	2019	2020
	RMB	RMB
	(unaudited)
B	742,708	837,492

Concentration of credit risk

Financial instruments that potentially subject the Group to significant concentrations of credit risk primarily consist of cash and cash equivalents, restricted cash, accounts receivable, short-term investments, amounts due from related parties and long-term time deposits. As of December 31, 2019 and June 30, 2020, all of the Group’s cash and cash equivalents, restricted cash, short-term investments and long-term time deposits were held by major financial institutions located in the PRC, Hong  Kong,  Japan  and  Taiwan  which  management  believes  are  of  high  credit  quality. Accounts receivable and amounts due from related parties are typically unsecured and are derived from revenues earned from customers in the PRC. The risk with respect to accounts receivable is mitigated by credit evaluations the Group performs on its customers and its ongoing monitoring process of outstanding balances.

Foreign Currency Risk

Renminbi (“RMB”) is not a freely convertible currency. The State Administration of Foreign Exchange, under the authority of the People’s Bank of China, controls the conversion of RMB into foreign currencies. The value of RMB is subject to changes in central government policies and to international economic and political developments affecting supply and demand in the China Foreign Exchange Trading System market. The Group had aggregated amounts of RMB1,105,803 and RMB1,495,484 of cash and cash equivalents, restricted cash and short-term investments denominated in RMB as of December 31, 2019 and June 30, 2020, respectively.

(f) Foreign currency translation

The Group’s reporting currency is RMB. The functional currency of the Company is the United States dollar (“US$”). The functional currency of the Group’s entities incorporated in Hong Kong is Hong Kong dollars (“HK$”). The functional currency of the Group’s subsidiaries in PRC is RMB.

Monetary assets and liabilities denominated in currencies other than the applicable functional currencies are translated into the functional currencies at the prevailing rates of exchange at the balance sheet date. Nonmonetary assets and liabilities are remeasured into the applicable functional currencies at historical exchange rates. Transactions in currencies other than the applicable functional currencies during the year/period are converted into the functional currencies at the applicable rates of exchange prevailing at the transaction dates. Transaction gains and losses are recognized in the consolidated statements of operations.

Assets and liabilities are translated from each entity’s functional currency to the reporting currency at the exchange rate on the balance sheet date. Equity amounts are translated at historical exchange rates, and revenues, expenses, gains and losses are translated using the average rate for the year/period. Translation adjustments are reported as cumulative translation adjustments and are shown as a separate component of other comprehensive income (loss) in the consolidated statements of changes in shareholders’ equity and consolidated statements of comprehensive income.

(g) Convenience translation

Translations of balances in the consolidated balance sheets, consolidated statements of operations, consolidated statements of comprehensive loss and consolidated statements of cash flows from RMB into US$ as of and for the six months ended June 30, 2020 are solely for the convenience of the readers and were calculated at the rate of US$1.00= RMB7.0651, representing the noon buying rate set forth in the H.10 statistical release of the U.S. Federal Reserve Board on June 30, 2020. No representation is made that the RMB amounts could have been, or could be, converted, realized or settled into US$ at that rate on June 30, 2020, or at any other rate.

(h) Cash and cash equivalents

Cash and cash equivalents consist of cash on hand, demand deposits and highly liquid investments with an original maturity of less than three months.

(i) Restricted cash

Restricted cash consist primarily of (i) minimum cash deposits or cash collateral deposits required to be maintained with certain banks under the Group’s borrowing arrangements or in relation to bank guarantees issued on behalf of the Group (ii) deposit required by its business partners and (iii) security for issuance of commercial acceptance notes mainly relating to purchase of inventories. In the event that the obligation to maintain such deposits is expected to be terminated within the next twelve months, these deposits are classified as current assets. Otherwise, they are classified as non-current assets. All restricted cash is held by major financial institutions in segregated accounts.

(j) Short-term investments

Short-term investments primarily comprise of time deposits with maturities between three months and one year.

(k) Accounts receivable, net

Accounts receivable represents amounts due from customers and are recorded net of allowance for credit losses. On January 1, 2020, the Group adopted Accounting Standards Update No. 2016-13, “Financial Instruments — Credit Losses (Topic 326): Measurement of Credit Losses on Financial Instruments” (“ASU 2016-13”), using the modified retrospective transition method. ASU 2016-13 replaces the existing incurred loss impairment model with a forward-looking current expected credit loss (“CECL”) methodology, which results in more timely recognition of credit losses. The Group has developed a CECL model based on historical experience, the age of the accounts receivable balances, credit quality of its customers, current economic conditions, reasonable and supportable forecasts of future economic conditions, and other factors that may affect its ability to collect from customers. The cumulative effect from the adoption as of January 1, 2020 was immaterial to the consolidated financial statements.

(l) Inventories, net

Inventories, net, consisting of products available for sale, are valued at the lower of cost or market. Cost of inventories is determined using the weighted average cost method. Valuation of inventories is based on currently available information about expected recoverable value. The estimate is dependent upon factors such as historical trends of similar merchandise, inventory aging, historical and forecasted consumer demand and promotional environment.

(m) Investments

The Group’s investments include equity method investments and equity securities without readily determinable fair value.

The Group uses the equity method to account for an equity investment over which it has significant influence but does not own a majority equity interest or otherwise control. The Group records equity method adjustments in share of earnings and losses. Equity method adjustments include the Group’s proportionate share of investee income or loss, adjustments to recognize certain differences between the Group’s carrying value and its equity in net assets of the investee at the date of investment, impairments, and other adjustments required by the equity method. Dividends received are recorded as a reduction of carrying amount of the investment. Cumulative distributions that do not exceed the Group’s cumulative equity in earnings of the investee are considered as a return on investment and classified as cash inflows from operating activities. Cumulative distributions in excess of the Group’s cumulative equity in the investee’s earnings are considered as a return of investment and classified as cash inflows from investing activities.

Equity securities without readily determinable fair values and over which the Group does not have significant influence are measured and recorded using a measurement alternative that measures the securities at cost minus impairment, if any, plus or minus changes resulting from qualifying observable price changes. Prior to January 1, 2018, these securities were accounted for using the cost method of accounting, measured at cost less other-than-temporary impairment.

(n) Property and equipment, net

Property and equipment are stated at cost less accumulated depreciation and impairment. Property and equipment are depreciated at rates sufficient to write off their costs less impairment and residual value, if any, over the estimated useful lives on a straight-line basis. The estimated useful lives and residual rates are as follows:

Classification	Useful years	Residual rate
Electronic devices	3 years	0% - 5%
Vehicle	5 years	5%
Furniture and office equipment	5 years	5%
Machinery	10 years	5%
Buildings	44 years	5%
Leasehold improvement	Over the shorter of the expected life of leasehold improvements or the lease term	0%

Repairs and maintenance costs are charged to expenses as incurred, whereas the cost of renewals and betterment that extends the useful lives of property and equipment are capitalized as additions to the related assets. Gains and losses from the disposal of property and equipment are included in the consolidated statements of operations.

(o) Intangible assets, net

Intangible assets mainly consist of trademark, internally developed software and supplier relationship. Trademark is recorded at cost and amortized on a straight-line basis over the estimated economic useful lives of 10 years.

For internally developed software, the Group expenses all internal-use software costs incurred in the preliminary project stage and capitalized direct costs associated with the development of internal-use software. This internally developed software mostly consisted of order management, customer management and retailing solution systems, which are amortized over 3 years on a straight-line basis.

Supplier relationship is generated from a business combination in 2017, representing the relationship that arose as a result of the existing supply agreements with certain brand partners of the acquired subsidiary. Supplier relationship is recorded at fair value, and amortized on a straight-line basis over the estimated useful life of 10 years.

(p) Goodwill

Goodwill represents the excess of the purchase consideration over the fair value of the identifiable tangible and intangible assets acquired and liabilities assumed from the acquired entity as a result of the Company’s acquisition of interests in a subsidiary. Goodwill is not amortized but is tested for impairment on an annual basis, or more frequently if events or changes in circumstances indicate that it might be impaired.

Prior to January 1, 2020, the Group performed a two-step test to determine the amount, if any, of goodwill impairment. In Step 1, the Group compares the fair value of the reporting unit with its carrying amount, including goodwill. If the carrying amount of the reporting unit exceeds its fair value, the Group performs Step 2 and compares the implied fair value of goodwill with the carrying amount of that goodwill for that reporting unit. An impairment charge equal to the amount by which the carrying amount of goodwill for the reporting unit exceeds the implied fair value of that goodwill is recorded, limited to the amount of goodwill allocated to that reporting unit. Starting from January 1, 2020, the Group adopted ASU 2017-04, “Intangibles  —  Goodwill  and  Other  (Topic  350):  simplifying  the  test  for  goodwill  impairment”,  which simplifies the accounting for goodwill impairment by eliminating Step two from the goodwill impairment test. If the carrying amount of a reporting unit exceeds its fair value, an impairment loss shall be recognized in an amount equal to that excess, versus determining an implied fair value in Step two to measure the impairment loss.

No impairment charge was recognized for the six months ended June 30, 2019 and 2020.

(q) Impairment of long-lived assets

The Group evaluates the recoverability of long-lived assets with determinable useful lives whenever events or changes in circumstances indicate that an asset’s carrying amount may not be recoverable. The Group measures the carrying amount of long-lived asset against the estimated undiscounted future cash flows associated with it. Impairment exists when the sum of the expected future net cash flows is less than the carrying value of the asset being evaluated. Impairment loss is calculated as the amount by which the carrying value of the asset exceeds its fair value. Fair value is estimated based on various valuation techniques and assumptions including future cash flows over the life of the asset being evaluated and discount rate. These assumptions require significant judgment and may differ from actual results. No impairment charge was recognized for the six months ended June 30, 2019 and 2020.

(r) Revenue

The Group provides brand e-commerce solutions to its brand partners. And its revenues are derived principally from product sales and services.

Product Sales

The Group generates product sales revenues primarily through selling products on behalf of brand partners to consumers under the distribution model. Under this model, the Group identified one performance obligation which is to sell goods selected and purchased from its brand partners and/or their authorized distributors directly to customers through online stores it operates. Revenue under the distribution model is recognized on a gross basis and presented as product sales on the consolidated statements of operations, because (i) the Group rather than the brand partner, is primarily responsible for fulfilling the promise to provide the specified good; (ii) the Group bears the physical and general inventory risk once the products are delivered to its warehouse; (iii) the Group has discretion in establishing price.

Product sales, net of discounts, return allowances, value added tax and related surcharges are recognized at the point in time when customers accept the products upon delivery. Revenues are measured as the amount of consideration the Group expects to receive in exchange for transferring products to consumers. Return allowances, which reduce revenue, are estimated utilizing the most likely amount method based on historical data the Group has maintained and its analysis of returns by categories of products.

The majority of the Group’s customers make online payments through third-party payment platforms when they place orders on websites of the Group’s online stores. The funds will not be released to the Group by these third-party payment platforms until the customers accept the delivery of the products at which point the Group recognizes sales of products. A portion of the Group’s customers pay upon the receipt of products. The Group’s delivery service providers collect the payments from its customers for the Group. The Group records a receivable on the balance sheet with respect to cash held by third-party couriers.

The Group utilizes delivery service providers to deliver products to its consumers (“shipping activities”) but the delivery service is not considered as a separate obligation as the shipping activities are performed before the consumers obtain control of the products. Therefore, shipping activities are not considered a separate promised service to the consumers but rather are activities to fulfill the Group’s promise to transfer the products and are recorded as fulfillment expenses.

Services

The Group acts as a service provider, under the consignment or service fee model, to facilitate its brand partners’ online sales of their branded products with the performance obligations to provide a variety of e-commerce services including IT solutions, online store operation, digital marketing, customer service and warehousing and fulfillment services, of which brand partners may elect to use all or some  that  best  fit  their  needs.  Each category of the  services  provided  is  considered  as  one performance obligation as they are distinct from each other. Most of the Group’s service contracts include multiple performance obligations as they include provision of a combination of various services based on the brand partner’s requirements. The Group charges its brand partners a combination of fixed fees and/or variable fees based on the value of merchandise sold, number of orders fulfilled or other variable factors. The transaction price is allocated to each performance obligation using the relative stand-alone selling price. The Group generally determines the stand-alone selling price based on the prices charged to comparable customers or expected cost plus margin.

Revenue generated from IT solutions such as one-time online store design and setup services is recognized when the services are rendered while revenue generated from other services are recognized over the service term. The Group applies the practical expedient to recognize the services except for one-time online store design and setup services in the amount to which the Group has a right to invoice on a monthly basis with a credit period of one month to four months.

The Group acts as the principal in its service provision but not in product sales of its brand partners, and therefore, only recognizes service fees as revenue in the consolidated statements of operations. All the costs that the Group incurs in the provision of services are classified as operating expenses on the consolidated statements of operations.

Contract balances

Timing of revenue recognition may differ from the timing of invoicing to customers. Accounts receivable represents amounts invoiced and revenue recognized prior to invoicing when the Group has satisfied its performance obligation and has the unconditional right to payment.

The Group sometimes receives advance payments from consumers before the service is rendered, which is recorded as advance from customers included in the accrued expenses and other current liabilities on the consolidated balance sheet.

Practical Expedients and Exemptions

The Group elects not to disclose the value of unsatisfied performance obligations for (i) contracts with an original expected length of one year or less (ii) contracts for which the Group recognizes revenue at the amount it has the right to invoice for services performed and (iii) contracts with variable consideration related to wholly unsatisfied performance obligations.

(s) Cost of products

Cost of product consists of the purchase price of products and inbound shipping charges, as well as inventory write-downs. Shipping charges to receive products from the suppliers are included in the inventories, and recognized as cost of products upon sale of the products to the customers. Cost of products does not include other direct costs related to cost of product sales such as shipping and handling expense, payroll and benefits of logistic staff, logistic centers rental expenses and depreciation expenses, etc. Therefore, the Group’s cost of products may not be comparable to other companies which include such expenses in their cost of products.

(t) Rebates

Rebates are provided by brand partners under the distribution model and determined based on the product purchase volume on a monthly, quarterly or annual basis. The Group accounts for the volume rebates as a reduction to the price it pays for the products subject to the rebate determination. When volume rebates can be reasonably estimated based on the Group’s past experiences and current forecasts, a portion of the rebate is recognized as the Group makes progress towards the purchase threshold. Rebates are also provided as negotiated between the Group and its brand partners, which is recorded as reductions of cost of products in the consolidated statements of operations when the amounts are agreed by both parties.

(u) Fulfillment

Fulfillment costs primarily represent shipping and handling expenses, payment processing and related transaction costs, packaging material costs and costs incurred in outbound shipping, operating and staffing the Group’s fulfillment and customer service center, including costs attributable to buying, receiving, inspecting and warehousing inventories and, picking, packaging and preparing customer orders for shipment.

(v) Sales and marketing

Sales and marketing expenses primarily consist of payroll, bonus and benefits of sales and marketing staff, advertising costs, agency fees and costs for promotional materials. Advertising costs are expensed as incurred.

Advertising and promotion costs are primarily related to the provision of marketing and promotion services  to  brand  clients  and  consist  of  fees  the  Group  pays  to  third  party  venders  for  advertising and promotion on various online and offline channels. Such costs were included as sales and marketing in the consolidated statements of operations and totaled RMB323,127 (unaudited) and RMB416,765 for the six months ended June 30, 2019 and 2020, respectively.

(w) Technology and content

Technology and content expenses consist primarily of technology infrastructure expenses, payroll and related expenses for employees in technology and system department, editorial content cost, as well as costs associated with the computer, storage and telecommunications infrastructure for internal use.

(x) General and administrative

General and administrative expenses consist of payroll related expenses for corporate employees, professional service fees and other corporate overhead costs.

(y) Other operating income (expense), net

Other operating income mainly consists of government subsidies and income derived from American Depositary Receipt (“ADR”) arrangements entered into between the Company and an ADR depositary bank (“DB”) in May 2015.

Government subsidies consist of cash subsidies received by the Company’s subsidiaries in the PRC from local governments. Subsidies received as incentives for conducting business in certain local districts with no performance obligation or other restriction as to the use are recognized when cash is received. Cash subsidies of RMB19,651 (unaudited) and RMB33,529 were included in other operating income (expenses), net for the six months ended June 30, 2019 and 2020, respectively. Subsidies received with performance obligations are recognized when all the obligations have been fulfilled.

According to the ADR arrangements, the Company has the right to receive a series of reimbursements after the closing of Initial Public Offering (“IPO”) over the five-year term as a return of using DB’s services. Total reimbursements are recognized over the contract term as other operating income. For the six months ended June 30, 2019 and 2020, the Group recorded other operating income of RMB1,323 (unaudited) and RMB1,196, respectively.

(z) Share-based compensation

The Company grants share options and restricted share units to eligible employees, management and directors and accounts for these share-based awards in accordance with ASC 718 Compensation-Stock Compensation.

Employees’ share-based awards are measured at the grant date fair value of the awards and recognized as expenses a) immediately at grant date if no vesting conditions are required; or b) using graded vesting method, net of estimated forfeitures, over the requisite service period, which is the vesting period.

All transactions in which goods or services are received in exchange for equity instruments are accounted for based on the fair value of the consideration received or the fair value of the equity instrument issued, whichever is more reliably measurable.

In determining the fair value of the restricted share units granted, the closing market price of the underlying shares on the grant date is applied.

Forfeitures are estimated at the time of grant and revised in the subsequent periods if actual forfeitures differ from those estimates.

For modification of share-based awards, the Company records the incremental fair value of the modified award as share-based compensation on the date of modification for vested awards or over the remaining vesting period for unvested awards with any remaining unrecognized compensation expenses of the original awards. The incremental compensation is the excess of the fair value of the modified award on the date of modification over the fair value of the original award immediately before the modification.

(aa) Income tax

Current income taxes are provided for in accordance with the laws of the relevant taxing authorities. The Group accounts for current income taxes on the basis of net income for financial reporting purposes, adjusted for income and expense items which are not assessable or deductible for income tax purposes, in accordance with the regulations of the relevant tax jurisdictions.

The Group accounts for income taxes using the asset and liability method. Under this method, deferred tax assets and liabilities are determined based on the temporary differences between the financial statements carrying amounts and tax bases of existing assets and liabilities by applying enacted statutory tax rates that will be in effect in the period in which the temporary differences are expected to reverse. Deferred tax assets are reduced by a valuation allowance when, based upon the weight of available evidence, it is more likely than not that some portion or all of the deferred tax assets will not be realized. The effect on deferred taxes of a change in tax rates is recognized in the consolidated statements of operations in the period of change.

The impact of an uncertain income tax position on the income tax return is recognized at the largest amount that is more-likely-than-not to be sustained upon audit by the relevant tax authority. An uncertain income tax position will not be recognized if it has less than a 50% likelihood of being sustained. Interest and penalties on income taxes will be classified as a component of the provisions for income taxes.

According to ASC 740-270 “Interim Reporting”, the Group estimates its annual effective tax rate and applies it to its year-to-date ordinary income. The tax effects of unusual or infrequently occurring items, including changes in judgment about valuation allowances and effects of changes in tax laws or rates are reflected in the interim periods presented.

(ab) Operating leases as lessee

The Group adopted ASU No. 2016-02, Leases (Topic 842) (“ASU 2016-02”) from January 1, 2019 by using the modified retrospective method and did not restate the comparable periods. The Company has elected the package of practical expedients, which allows the Company not to reassess (1) whether any expired or existing contracts as of the adoption date are or contain a lease, (2) lease classification for any expired or existing leases as of the adoption date and (3) initial direct costs for any expired or existing leases as of the adoption date. The Company also elected the practical expedient not to separate lease and non-lease components of contracts. Lastly, the Company elected the short-term lease exemption for all contracts with lease terms of 12 months or less.

Under the new lease accounting standard, the Company determines if an arrangement is a lease or contains a lease at lease inception. For operating leases, the Company recognizes a right-of-use asset and a lease liability based on the present value of the lease payments over the lease term on the consolidated balance sheets at commencement date. The Company estimates its incremental borrowing rate based on the information available at the commencement date in determining the present value of lease payments. The incremental borrowing rate is estimated to approximate the interest rate on a collateralized basis with similar terms and payments, and in economic environments where the leased asset is located. Lease expense is recorded on a straight-line basis over the lease term.

Upon the adoption, the Company recognized right-of-use assets of RMB462,391 and lease liabilities, including current and non-current, of RMB459,733 for operating leases as of January 1, 2019.

The following table discloses the weighted-average remaining lease term and weighted-average discount rate for the Group’s leases:

	As of
	December 31, 2019	June 30, 2020
Lease Term and Discount Rate
Weighted-average remaining lease term:
- Operating leases	3.98 years	3.79 years
Weighted-average discount rate
- Operating leases	7.97%	8.05%

The following is a maturity analysis of the annual undiscounted cash flows as at December 31, 2019:

Operating lease
RMB
Fiscal Year

2020	165,670
2021	120,654
2022	103,016
2023	53,258
2024	43,600
Thereafter	34,771
Total lease commitment	520,969

Less: Imputed interest	(73,125)

Total operating lease liabilities	447,844
Less: current operating lease liabilities	(137,855)

Long-term operating lease liabilities	309,989

The following is a maturity analysis of the annual undiscounted cash flows as at June 30, 2020:

Operating lease
RMB
Fiscal Year

2020 (July-December)	76,213
2021	122,659
2022	104,190
2023	53,454
2024	43,600
Thereafter	34,771
Total lease commitment	434,887

Less: Imputed interest	(58,267)

Total operating lease liabilities	376,620
Less: current operating lease liabilities	(118,689)

Long-term operating lease liabilities	257,931

As of December 31, 2019 and June 30, 2020, the future lease payments for short-term operating leases that are not capitalized as right-of-use assets were RMB3,974 and RMB22,892, respectively.

During the six months ended June 30,2019 and 2020, the Group incurred operating lease expenses of RMB81,603 (excluding RMB1,152 for short-term leases not capitalized as right-of-use assets) (unaudited) and RMB93,176 (excluding RMB12,869 for short-term leases not capitalized as right-of-use assets), respectively.

For the six months ended June 30, 2019 and 2020, the cash paid for amounts included in measurement of liabilities were RMB77,599 (unaudited) and RMB91,299, respectively, and the right-of-use assets obtained in exchange for lease liabilities for operating lease were RMB48,951 (unaudited) and RMB3,938, respectively.

The land use right acquired in 2017 represents lease prepayments to the local government authorities which is separately presented in the consolidated balance sheets. The Company determines its land use right agreement contains an operating lease of land under the new lease accounting standard. This determination does not result in any changes to the accounting for land use right as the cost for the land use right was fully prepaid and no liabilities would be recorded. Land use right is carried at cost less accumulated amortization and impairment losses. Amortization has been provided on a straight-line basis over 44 years, the life of the land use right. The amortization expenses of  the  land  use  right  were  RMB513 (unaudited) and RMB513 for the six month ended June 30, 2019 and June 30, 2020 respectively. As of June 30, 2020, the land use right has a remaining useful life of 41.5 years.

(ac) Comprehensive income

Comprehensive income is defined to include all changes in equity except those resulting from investments by owners and distributions to owners. For the periods presented, the Group’s comprehensive income includes net income and foreign currency translation adjustments and is presented in the consolidated statements of comprehensive income.

(ad) Earnings per share

Basic earnings per ordinary share is computed by dividing net income attributable to ordinary shareholders by weighted average number of ordinary shares outstanding during the period.

Diluted earnings per ordinary share reflects the potential dilution that could occur if securities or other contracts to issue ordinary shares were exercised or converted into ordinary shares, which consist of the ordinary shares issuable upon the conversion of the convertible senior notes (using the if-converted method) and ordinary shares issuable upon the exercise of stock options and vest of non-vested restricted share units (using the treasury stock method).

The loaned shares under the ADS lending agreement are excluded from both the basic and diluted earnings per share calculation unless default of the ADS lending arrangement occurs of which the Group considers the possibility is remote.

(ae) Redeemable non-controlling interests

Redeemable non-controlling interests (“RNCI”) represents interests of certain third parties that are not mandatorily redeemable but redeemable for cash at a fixed or determinable price or a fixed or determinable date, at the option of the holder or upon the occurrence of an event that is not solely within the control of the Company. These interests are classified in the “redeemable non-controlling interest” section of the consolidated balance sheet, outside of shareholders’ equity.  RNCI are recorded at the greater of (i) the redemption amount if currently redeemable or (ii) the amount initially recorded as RNCI at the date of inception of the minority equity position. Changes in the RNCI amount are recognized immediately as they occur.

(af) Recently issued accounting pronouncements

New Accounting Pronouncements Adopted

In February 2016, the FASB issued ASU 2016-02, which introduces a new standard related to leases to increase transparency and comparability among organizations by requiring the recognition of right of use assets and lease liabilities on the balance sheet. The Group adopted the new lease standard beginning January 1, 2019 using the modified retrospective transition approach through a cumulative- effect adjustment in the period of adoption rather than retrospectively adjusting prior periods and the package of practical expedients. (Note 2(ab))

In June 2016, the FASB issued ASU 2016-13, which requires the measurement and recognition of expected credit losses for financial assets held at amortized cost. ASU 2016-13 replaces the previously incurred loss impairment model with an expected loss methodology, which will result in more timely recognition of credit losses. The Company adopted this new standard on January 1, 2020. The adoption of this ASU does not have any material impact on its consolidated financial statements. According to ASC 326-20-15-2, as of June 30, 2020, the Group had the accounts receivable of RMB1,548,649 and held to maturity investment included in short term investments of RMB7,000, which are measured at amortized cost and are in the scope of current expected credit loss (“CECL”) assessment. The average expected credit loss rates for accounts receivable and held to maturity investment as of June 30, 2020 are 0.69% and nil, respectively.

In January 2017, the FASB issued ASU 2017-04, which simplifies the accounting for goodwill impairment by eliminating Step two from the goodwill impairment test. If the carrying amount of a reporting unit exceeds its fair value, an impairment loss shall be recognized in an amount equal to that excess, versus determining an implied fair value in Step two to measure the impairment loss. The Company adopted this new standard on January 1, 2020 and the adoption of this ASU does not have any material impact on the Group’s consolidated financial statements.

New Accounting Pronouncements Not Yet Adopted

In December 2019, the FASB issued ASU 2019-12, “Income Taxes (Topic 740): Simplifying the Accounting for Income Taxes”. This ASU simplifies the accounting for income taxes by removing certain exceptions to general principles in Income Taxes (Topic 740). It also clarifies and amends existing guidance to improve consistent application. The new standard is effective for fiscal years beginning after December 15, 2020, and interim periods within those fiscal years. The Company does not expect the adoption of this new standard to have any material impact on its consolidated financial statements.

In January 2020, the FASB issued ASU 2020-01 “Investments — Equity Securities (Topic 321), Investments — Equity Method and Joint Ventures (Topic 323), and Derivatives and Hedging (Topic815)”, clarifying the Interactions between Topic 321, Topic 323, and Topic 815. The amendments in this ASU clarify the interaction of the accounting for equity securities under Topic 321 and investments accounted for under the equity method of accounting in Topic 323 and the accounting for certain forward contracts and purchased options accounted for under Topic 815. The amendments clarify that: (a) an entity should consider observable transactions that require it to either apply or discontinue the equity method of accounting for the purposes of applying the measurement alternative in accordance with Topic 321 immediately before applying or upon discontinuing the equity method; (b) an entity should not consider whether, upon the settlement of the forward contract or exercise of the purchased option, individually or with existing investments, the underlying securities would be accounted for under the equity method in Topic  323  or  the  fair  value  option in  accordance with  the  financial instruments guidance in Topic 815. For public business entities, the amendments in this ASU are effective for fiscal years beginning after December 15, 2020, and interim periods within those fiscal years. Early adoption is permitted. The Company is currently evaluating the impact of this standard on  its  consolidated financial statements.

3. Revenue

For the six months ended June 30, 2019 and 2020, all of the Group’s revenues were generated in the PRC. The disaggregated revenues by types and the timing of transfer of goods or services were as follows:

Disaggregation of revenues

	For Six Months Ended June 30,
	2019	2020
	RMB	RMB
	(unaudited)
Product sales	1,466,738	1,628,931

Service
- online store operations, digital marketing, customer service, warehousing and fulfillment and IT maintenance service which revenues are recognized over time	1,492,398	2,037,579
- one-time online store design and setup services which revenue is recognized at point of time	31,835	9,196

Total revenue	2,990,971	3,675,706

Contract Liability

The movement of the advances from customers for the years ended December 31, 2019 and the six months ended June 30, 2020 were as follows:

Advances from
Customers
Ending Balance as of January 1, 2019	18,388
Increase/(decrease), net	6,360
Ending Balance as of December 31, 2019	24,748
Increase/(decrease), net	28,220
Ending Balance as of June 30, 2020	52,968

Revenue amounted RMB18,388 (unaudited) and RMB24,748 were recognized in the six months ended June 30, 2019 and 2020, respectively that were included in the balance of advance from customers at the beginning of each reporting period.

4. Accounts receivable, net

Accounts receivable, net, consists of the following:

	As of
	December 31,	June 30,
	2019	2020
	RMB	RMB
Accounts receivable	1,811,622	1,559,320
Allowance for doubtful accounts:
Balance at beginning of the year	(1,767)	(10,726)
Additions	(9,037)	(174)
Write-offs	78	229

Balance at end of the year	(10,726)	(10,671)

Accounts receivable, net	1,800,896	1,548,649

5. Inventories, net

Inventories, net consist of the following:

	As of
	December
	31,	June 30,
	2019	2020
	RMB	RMB
Products	973,327	1,024,628
Packing materials and others	122	25

Inventories	973,449	1,024,653
Inventory write-down:
Balance at beginning of the year / period	(46,244)	(76,631)
Additions	(76,169)	(62,491)
Write-offs	45,782	26,644

Balance at end of the year / period	(76,631)	(112,478)

Inventories, net	896,818	912,175

Inventories write-downs of RMB36,725 (unaudited) and RMB62,491 were recorded in cost of products in the consolidated statements of operations for the six months ended June 30, 2019 and 2020, respectively.

6. Prepayments and other current assets

Prepayments and other current assets consist of the following:

	As of
	December 31,	June 30,
	2019	2020
	RMB	RMB
Rebate receivable from suppliers	281,095	256,851
Prepaid expenses	28,992	67,228
Interest receivables	21,829	8,055
Deposits (1)	18,972	25,375
Value-added tax (“VAT”) recoverable	13,283	—
Employee advances (2)	2,317	3,108
Receivable from disposal of equity investees	—	—
Others	21,225	17,341

Prepayment and other current assets	387,713	377,958

(1)         Deposits represent rental deposits and deposits paid to third-party platforms.

(2)         Employee advances represent cash advanced to online store managers for store daily operation, such as online store promotion activities.

7. Property and equipment, net

Property and equipment, net, consists of the following:

	As of
	December 31,	June 30,
	2019	2020
	RMB	RMB
Electronic devices	148,407	159,769
Vehicle	3,479	2,627
Furniture and office equipment	39,280	61,144
Leasehold improvement	211,087	221,935
Machinery	14,560	14,560
Buildings	198,263	201,129

Total	615,076	661,164

Accumulated depreciation and amortization	(199,428)	(243,945)

Property and equipment, net	415,648	417,219

Depreciation expenses were RMB36,157 (unaudited) and RMB46,383 for the six months ended June 30, 2019 and 2020, respectively.

8. Intangible assets, Net

Intangible assets, net, consist of the following:

	As of
	December 31,	June 30,
	2019	2020
	RMB	RMB
Internally developed software	233,366	250,407
Trademark	1,070	1,070
Supplier relationship	15,620	15,620

Accumulated amortization	(99,015)	(125,356)

Intangible assets, net	151,041	141,741

Amortization  expenses  for  intangible  assets  were  RMB19,428 (unaudited) and RMB26,341 for the six months ended June 30, 2019 and 2020, respectively. Estimated amortization expenses of the existing intangible assets for the year 2020 (July to December), 2021, 2022, 2023 and 2024 are RMB26,429, RMB55,945, RMB29,842, RMB16,452 and RMB3,983.

9. Investments in equity investees

(a)   Investments in equity method investees

The  Group  holds  51%  equity  interest  and  CJ  O  Shopping holds  49%  equity  interest  of  Shanghai Baozun-CJ E-commerce Co., Ltd. (“BCJ”). Prior to October 2019, as significant operational matters require the agreement of CJ O Shopping, the Group accounted for this investment using the equity method.

In October 2019, the Group and CJ O Shopping signed an agreement whereby CJ O Shopping waived its participating rights in exchange for a put option that allows CJ O Shopping to sell its 49% equity interest in the BCJ for a consideration of approximately RMB9.2 million in the event that BCJ’s net assets is less than RMB3,000. As such, the Group has obtained control over BCJ and accounted for BCJ as a consolidated subsidiary. The gain as the difference between the carrying amount of its previously held equity interest in BCJ upon consolidation which was RMB8,848 and the acquisition-date fair value was immaterial. The fair value of the put option on the acquisition date was nil based on a valuation performed by the Group. The fair values of acquired assets, assumed liabilities and noncontrolling interests of CJ O Shopping on the acquisition date were RMB41,920, RMB24,536 and RMB8,473, respectively. (Note 13)

In January 2018, the Group invested RMB13,328 to establish an E-commerce joint venture with Beijing Pengtai Interactive Advertising Co., Ltd. (“Beijing Pengtai”) through a joint venture agreement. Baozun holds 49%  equity  interest  and  Beijing  Pengtai  holds  51%  equity  interest.  Share  of  income  in  equity  method investment of RMB1,829 (unaudited) and RMB5,485 was recognized for the six months ended June 30, 2019 and 2020, respectively.

In July 2018, the Group entered into a joint venture agreement to establish an E-commerce joint venture with FRAG COMERCIO International SL (“FRAG”), each of which holds 50% equity interest with a total consideration of RMB500. Share of loss in equity method investment of RMB450 (unaudited) and RMB nil was recognized for the six months ended June 30, 2019 and 2020, respectively.

In June 2019, the Group entered into an agreement with Hangzhou Juxi Technology Co., Ltd. (“Juxi”) to acquire 10% equity interest with a total consideration of RMB15,000. As the Group has significant influence over Juxi, it is accounted for under the equity method of accounting. Share of loss in equity method investment of RMB79 (unaudited) and RMB213 was recognized for the six months ended June 30, 2019 and 2020, respectively.

In December 2019, the Group entered into an agreement with Jiangsu Shanggao Supply Chain Co., Ltd. (“Shanggao”) to acquire 10% equity interest with a total consideration of RMB1,500. As the Group has significant influence over Shanggao, it is accounted for under the equity method of accounting. Share of income in equity method investment of RMB66 was recognized for the six months ended June 30, 2020.

In January 2020, the Group entered into an agreement with Signify Lighting Technology (Shanghai) Co., Ltd. (“Signify”) to acquire 20% equity interest with a total consideration of RMB6,000. As the Group has significant influence over Signify, it is accounted for under the equity method of accounting. Share of loss in equity method investment of RMB2,615 was recognized for the six months ended June 30, 2020.

(b)   Investments in equity securities without readily determinable fair values

As of December 31, 2019 and June 30, 2020, investments in equity securities without readily determinable fair value were RMB nil and RMB10,000, respectively.

The Group is required to perform an impairment assessment of its investments whenever events or changes in business circumstances indicate that the carrying value of the investment may not be fully recoverable. The Group did not recognize any impairment losses for the six months ended June 30, 2019 and 2020, respectively. As of December 31, 2019, The Group’s equity investments in four private companies that operate in the  online  tool  and  marketplace development or  digital  marketing solution businesses had  been  fully impaired due to their deteriorating financial conditions. During the six months ended June 30, 2019 and 2020, there have been no adjustments for price changes to the Group’s equity investments without readily determinable fair values.

10. Short-term and long-term loan

The short-term and long-term loan as of December 31, 2019 and June 30, 2020 were as follows:

	As of
	December 31,	June 30,
	2019	2020
	RMB	RMB
Short- term loan
Short-term bank borrowings	428,490	183,480

Long-term loan
Convertible senior notes	1,859,896	1,895,148

Short-term bank borrowings

The Group entered one-year credit facilities with several Chinese Commercial Banks that provide for revolving line of credit for the Group. Under such credit facilities, the Group can borrow up to RMB1,133,134 and RMB1,620,000 for the year ended December 31, 2019 and the six months ended June 30, 2020 respectively, which can only be used to maintain daily operation.

As of December 31, 2019, the Group had drawn short-term bank borrowings from the credit facilities in the amount of RMB178,490, with a cash deposit of RMB7,500 pledged, at the weighted average interest rate of 4.52% per annum. Credit facilities in the amounts of RMB121,069 and RMB150,226 were used to issue the letters of guarantee with an aggregate amount of RMB151,322 and notes payable with an aggregate amount of RMB210,693, respectively. As such, RMB690,849 of the credit facilities was available for future borrowing at the end of 2019. The credit facilities will expire during the period from March to December 2020.

As of June 30, 2020, the Group had drawn short-term bank borrowings from the credit facilities in the amount of RMB183,480 at the weighted average interest rate of 4.38% per annum. Credit facilities in the amounts of RMB91,864 and RMB343,944 were used to issue the letters of guarantee with an aggregate amount of RMB117,022 and notes payable with an aggregate amount of RMB468,492, respectively. As such, RMB1,000,712 of the credit facilities was available for future borrowing at June 30, 2020. The credit facilities will expire during the period from December 2020 to June 2021.

In October 2019, the Group entered into a one-year bank loan contract under which the Group can borrow up to RMB700,000 by October 2020 and the actual draw down amount is subject to the deposit pledged. As of December 31, 2019, the Group drawn down RMB250,000 with a cash deposit of RMB273,740 pledged, at an interest rate of 4.24% per annum. As of June 30, 2020, the outstanding loan balance under this contract is nil.

Interest expenses related to bank borrowings were RMB13,070 (unaudited) and RMB7,553 for the six months ended June 30, 2019 and 2020, respectively.

Convertible Senior Notes due 2024

On April 10, 2019, the Company issued US$275 million of Convertible Senior Notes (“the Notes”). The Notes mature on May 1, 2024 and bear interest at a rate of 1.625% per annum, payable in arrears semi-annually on May 1 and November 1, beginning November 1, 2019.

Holders of the Notes have the option to convert their Notes at any time prior to the close of business on the second business day immediately preceding the maturity date. The Notes can be converted into the Company’s ADSs at an initial conversion rate of 19.2308 of the Company’s ADSs per US$1,000 principal amount of the Notes (equivalent to an initial conversion price of US$52 per ADS). The conversion rate is subject to adjustment in certain events but is not adjusted for any accrued and unpaid interest. In addition, following a make-whole fundamental change (as defined in the Indenture) that occur prior to the maturity date or following the Company’s delivery of a notice of a tax redemption, the Company will increase the conversion rate  for  a  holder who  elects to  convert its  notes in  connection with such a  corporate event or  such tax redemption.

The holders may require the Company to repurchase all or portion of the Notes for cash on May 1, 2022, or upon a fundamental change, at a repurchase price equal to 100% of the principal amount, plus accrued and unpaid interest. The Company believes that the likelihood of occurrence of events considered a fundamental change is remote.

The Company did not identify any embedded features that are subject to separate accounting. The conversion option meets the scope exception for derivative accounting as it is indexed to the Company’s own stock and classified in stockholders’ equity. Other embedded features including the mandatory redemption feature and the contingent put option upon fundamental changes are considered clearly and closely related to the debt host therefore no separate accounting is required.

In addition, there is no beneficial conversion feature recognized as the set conversion prices for the Notes are greater than the fair values of the ordinary share price at the date of issuance.

Therefore, the Company accounted for the Notes as a single instrument under long-term loan. Issuance costs related to the Notes were recorded in consolidated balance sheet as a direct deduction from the principal amount of the Notes, and are amortized over the period from April 10, 2019, the date of issuance, to May 1, 2022, the first put date of the Notes, using the effective interest method.

In  2019,  the  proceeds  received  by  the  Company  from  issuance  of  Notes,  net  of  issuance  cost  of RMB41,530 (equivalently US$6 million), was RMB1,847,060 (equivalently US$269 million).

ADS Lending Arrangement

Concurrent with the offering of the Notes, the Company entered into ADS lending agreements with the affiliates of the initial purchasers of the Notes (“ADS Borrowers”), pursuant to which the Company lent to the ADS Borrowers 4,230,776 ADSs (the “Loaned ADSs”) at a price equal to par, or $0.0003 per ADS (“ADS lending arrangement”). The purpose of the ADS lending arrangements is to facilitate privately negotiated transactions in which the ultimate holders of the Notes may elect to hedge their investment in the related notes. As of June 30, 2020, the outstanding number of Loaned ADSs was 4,230,776.

The Loaned ADSs must be returned to the Company by the earliest of (a) the maturity date of the Notes, May 1, 2024, (b) upon the Company’s election to terminate the ADS lending agreement at any time after the later of (x) the date on which the entire principal amount of the Notes ceases to be outstanding, and (y) the date on which the entire principal amount of any additional convertible securities that the Company has in writing consented to permit the ADS Borrower to hedge under the ADS lending agreement ceases to be outstanding, in each case, whether as a result of conversion, redemption, repurchase, cancellation or otherwise; and (c) the termination of the ADS lending agreement. The Company is not required to make any payment to the initial purchasers or ADS Borrower upon the return of the Loaned ADSs. The ADS Borrowers do not have the choice or option to pay cash in exchange for the return of the Loaned ADSs.

No collateral is required to be posted for the Loaned ADSs. The initial purchasers are required to remit to the Company any dividends paid to the holders of the Loaned ADSs. The ADS Borrowers are not entitled to vote on the Loaned ADS.

In accordance with ASC 470-20, the Company has accounted for the ADS lending agreement initially at fair value and recognized it as an issuance cost associated with the convertible debt offering. As a result, additional debt issuance costs of RMB33,836 (equivalently US$5 million) were recorded on the issuance date with a corresponding increase to additional paid-in-capital. This debt issuance costs have also been amortized from the date of issuance to the put date of Notes, using the effective interest method.

Although legally issued, the Loaned ADSs are not considered outstanding, and then excluded from basic and diluted earnings per share unless default of the ADS lending arrangement occurs, at which time the Loaned ADSs would be included in the basic and diluted earnings per share calculation. As of June 30, 2020, it is considered improbable that the ADS Borrower or the counterparty to  the ADS lending arrangement will default.

Interest expenses related to the Notes were RMB11,388 (unaudited) and RMB28,466 for the six months ended June 30, 2019 and 2020, respectively.

11. Accrued expenses and other current liabilities

Accrued expenses and other current liabilities consist of the following:

	As of
	December 31,	June 30,
	2019	2020
	RMB	RMB
Logistics expenses accruals	317,282	243,130
Advances from customers	24,748	52,968
Outsourced labor cost payable	63,136	79,018
Salary and welfare payable	90,895	154,171
Professional fee accruals	10,994	18,454
Marketing expenses accruals	26,504	80,362
Other tax payable	5,003	93,497
Sales return accrual	6,898	4,396
Loss provision for accidental fire (1)	21,275	—
Others	14,387	18,678

Accrued expenses and other current liabilities	581,122	744,674

(1)         Loss provision for accidental fire represents potential compensation to brand partners for damaged goods owned by them and under the Group’s warehousing and fulfillment services, and legal and other expenses relating to an accidental fire that occurred at a third-party warehouse in Shanghai on October 29, 2019 and was settled in May 2020.

12. Income tax

Under the current laws of the Cayman Islands, the Company incorporated in the Cayman Islands is not subject to tax on income or capital gain. Additionally, the Cayman Islands does not impose a withholding tax on payments of dividends to shareholders.

Under the Hong Kong Inland Revenue Ordinance, the Company’s subsidiaries incorporated in Hong Kong are subject to 16.5% Hong Kong profit tax on its taxable income generated from operations in Hong Kong. On April 1, 2018, a two-tiered profits tax regime was introduced. The profits tax rate for the first HK $2 million of profits of corporations is lowered to 8.25%, while profits above that amount continue to be subject to the tax rate of 16.5%.

Under the Law of the People’s Republic of China on Enterprise Income Tax (“EIT Law”), the Group’s subsidiaries and VIE domiciled in the PRC are subject to 25% statutory rate. According to Guoshuihan 2009 No. 203, if an entity is certified as a “High and New Technology Enterprise” (“HNTE”), it is entitled to a preferential income tax rate of 15%. The VIE obtained the certificate of HNTE in 2017 and therefore was entitled to the preferential tax rate of 15% for the year ended December 31, 2019. As of June 30, 2020, the VIE has submitted its HNTE renewal application to in-charge authority for the following three years, and expects to obtain the approval by the end of 2020. In addition, a subsidiary obtained the certificate of HNTE in 2018 and therefore has been entitled to the preferential tax rate of 15% since the year ended December 31, 2018.

The income tax expenses for the six months ended June 30, 2019 and 2020 are RMB19,622 (unaudited) and RMB32,517, respectively.

The effective income tax rate for the six months ended June 30, 2019 and 2020 are 16.45% (unaudited) and 21.33%, respectively.

The Group’s ability to realize deferred tax assets depends on its ability to generate sufficient taxable income within the carry forward periods provided for in the tax law. The Group considers positive and negative evidence to determine whether some portion or all of the deferred tax assets will be more likely than not realized. This assessment considers,  among  other  matters,  the  nature,  frequency  and  severity  of  recent  losses  and  forecasts  of  future profitability. These assumptions require significant judgment and the forecasts of future taxable income are consistent with the plans and estimates the Group is using to manage the underlying businesses. The Group provided a valuation allowance for the deferred tax assets relating to the future benefit of net operating loss carry forwards and other deferred tax assets of certain subsidiaries as of December 31, 2019 and June 30, 2020, respectively, as management is not able to conclude that the future realization of such deferred tax assets are more likely than not. The amount of tax loss carried forward was RMB217,264 and RMB202,508 as of December 31, 2019 and June 30, 2020, respectively, for the Group’s certain subsidiaries.

Uncertainties exist with respect to how the current income tax law in the PRC applies to the Group’s overall operations, and more specifically, with regard to tax residency status. The EIT Law includes a provision specifying that legal entities organized outside of the PRC will be considered residents for Chinese income tax purposes if the place of effective management or control is within the PRC. The implementation rules to the EIT Law provide that non-resident legal entities will be considered PRC residents if substantial and overall management and control over the manufacturing and business operations, personnel, accounting and properties, occurs within the PRC. Despite the present uncertainties resulting from the limited PRC tax guidance on the issue, the Group does not believe that the legal entities organized outside of the PRC should be treated as residents for EIT Law purposes. If the PRC tax authorities subsequently determine that the Company and its subsidiaries registered outside the PRC should be deemed resident enterprises, the Company and its subsidiaries registered outside the PRC will be subject to the PRC income taxes, at a rate of 25%. The Group is not subject to any other uncertain tax position.

As of December 31, 2019 and June 30, 2020, retained earnings of Company’s subsidiaries and VIE located in PRC were RMB755,854 and RMB907,252, respectively. The Company’s PRC subsidiaries’ retained earnings have been and would be permanently reinvested to the PRC subsidiaries. Therefore, no deferred tax liability upon dividend withholding tax was accrued.

Under applicable accounting principles, a deferred tax liability should be recorded for taxable temporary differences attributable to the excess of financial reporting basis over tax basis in a consolidated VIE. However, recognition is not required in situations where the tax law provides a means by which the reported amount of that investment can be recovered tax free and the enterprise expects that it will ultimately use that means. The Group completed its feasibility analysis on a method, which the Group will ultimately execute if necessary to repatriate the undistributed earnings of the VIE without significant tax costs. As such, the Group does not accrue deferred tax liabilities on the earnings of the VIE given that the Group will ultimately use the means.

13. Redeemable non-controlling interests

In October 2019, the Group obtained control over BCJ through an agreement with CJ O Shopping whereby CJ O Shopping waived its participating rights in exchange for a put option (Note 9(a)). The put option allows CJ O Shopping to sell its 49% equity interest in BCJ to the Group for a consideration of approximately RMB9.2 million in the event that BCJ’s net assets is less than RMB3,000. As the redemption of the non-controlling interests by CJ O Shopping is outside of the control of the Group, the non-controlling interests are accounted for as redeemable non-controlling interests in the Group’s consolidated balance sheets. The put option has nil value due to the remote possibility of occurrence of the redemption event. It is not subject to separate accounting and recognized as part of the redeemable non-controlling interests. The redeemable non-controlling interests were initially recorded at the acquisition date fair value and subsequently adjusted to the maximum redemption amount according to the agreement with CJ O Shopping.

RNCI
RMB
Balance as of January 1, 2019	—
RNCI recognized on business acquisitions	8,473
RNCI share of earnings	781

Balance as of December 31, 2019	9,254
RNCI share of losses	(69)

Balance as of June 30, 2020	9,185

14. Ordinary Shares

For the six months ended June 30, 2019 and 2020, 1,668,525 and 1,058,917 share options and restricted share units were exercised and vested to Class A ordinary shares.

15. Net income per share

Basic and diluted net income per share for each of the years presented are calculated as follows:

	For Six Months Ended June 30,
	2019	2020
	RMB	RMB
	(unaudited)
Numerator:
Net income	100,624	122,728
Net (income) loss attributable to non-controlling interests	447	(787)
Net income attributable to redeemable non-controlling interests	—	69
Net income attributable to ordinary shareholders of Baozun Inc.	101,071	122,010

Net income per share attributable to ordinary shareholders of Baozun Inc.
Basic	0.58	0.69
Diluted	0.57	0.68

Net income per ADS (1 ADS represents 3 Class A ordinary shares) attributable to ordinary shareholders of Baozun Inc.
Basic	1.75	2.08
Diluted	1.70	2.04

Shares (Denominator):
Weighted average number of ordinary shares
Basic	173,310,034	176,119,872
Diluted	178,689,642	179,464,775

As of December 31, 2019 and June 30, 2020, the Group had 465,000 and 396,250 outstanding share options and restricted share unit respectively, which were excluded from the computation of diluted earnings per share as their effects would have been anti-dilutive.

In applying the if-converted method, the conversion of the convertible senior notes was not assumed as the effect is anti-dilutive.

12,692,328 ordinary shares issued to ADS Borrowers are not considered as outstanding and which were excluded from the computation of basic and diluted earnings per share.

16. Related party transactions

The table below sets forth the major related parties and their relationships with the Group during the reported period:

Name of related parties	Relationship with the Group
Alibaba Group Holding Limited (“Alibaba Group”) (1)	Parent company of Alibaba, one of the Group’s ordinary shareholders

Ahead (Shanghai) Trade Co., Ltd. (“Ahead”)	Subsidiary of Softbank, one of the Group’s ordinary shareholders

Shanghai Baozun-CJ E-commerce Co., Ltd. (“BCJ”) (2)	Equity method investee of the Group

Beijing Pengtai Baozun E-commerce Co., Ltd. (“Pengtai”)	Equity method investee of the Group

Shanghai Misako E-commerce Limited (“Misako”)	Equity method investee of the Group

Hangzhou Juxi Technoloty Co., Ltd. (“Juxi”)	Equity method investee of the Group

Jiangsu Shanggao Supply Chain Co., Ltd. (“Shanggao”)	Equity method investee of the Group

Signify Lighting Technology (Shanghai) Co., Ltd. (“Signify”)	Equity method investee of the Group

Shanghai Kewei E-commerce Co., Ltd. (“Kewei”)	Equity method investee of the Group

(1) AJ (Hangzhou) Network Technology Company Limited (“AJ”) is a subsidiary of Alibaba Group, thus its transactions and balances with the Group are included in the transactions and balances with Alibaba as presented below.

(2) The Group obtained the controlling interest in BCJ and consolidated the investee in October 2019.

(a)    The Group entered into the following transactions with its related parties:

	For Six Months Ended June 30,
	2019	2020
	RMB	RMB
	(unaudited)
Marketing and platform service fees paid to Alibaba Group	250,567	274,117
Logistic service fees paid to Alibaba Group	41,637	40,554
Warehousing service revenue generated from Alibaba Group	15,100	1,165
Store operation service revenue generated from Alibaba Group	5	8,871
Commission fee paid to Alibaba Group	246	225
Logistic service revenue from BCJ	1,276	—
IT service revenue generated from Pengtai	2,442	1,667
Store operation service revenue generated from Misako	779	—
Outsourcing labor cost paid to Juxi	—	5,204
Store operation service revenue generated from Signify	—	4,622
Store operation service revenue generated from Kewei	—	799
Marketing and platform service fees paid to Kewei	—	80
Logistic service fees paid to Shanggao	—	2,767

(b)    The Group had the following balances with its related parties:

	As of
	December 31,	June 30,
	2019	2020
	RMB	RMB
Amounts due from Alibaba Group	17,218	14,298
Amounts due from Misako	1,273	—
Amounts due from Pengtai	832	924
Amounts due from Signify	—	14,511
Amounts due from Kewei	—	799
Amounts due to Alibaba Group	887	478
Amounts due to Juxi	5,909	4,386
Amounts due to Shanggao	—	937

Amounts due from Alibaba Group consisted of receivables of RMB17,218 and RMB14,298 to be collected from Alibaba Group for deposits paid to Alibaba and warehousing services provided by the Group as of December 31, 2019 and June 30, 2020, respectively. Amounts due to Alibaba Group consisted of payables of RMB887 and RMB478 for commission fee to Alibaba Group by the Group as of December 31, 2019 and June 30, 2020, respectively.

Amounts due from Misako consisted of receivables of RMB1,273 and RMB nil to be collected from Misako for store operation services provided by the Group as of December 31, 2019 and June 30, 2020, respectively.

Amounts due from Pengtai consisted of receivables of RMB832 and RMB924 for IT services provided by the Group as of December 31, 2019 and June 30, 2020.

Amounts due from Signify consisted of receivables of RMB14,511 for store operation services provided by the Group and receivables from returned products as of June 30, 2020.

Amounts due from Kewei consisted of receivables of RMB799 for store operation services provided by the Group as of June 30, 2020.

Amounts due to Juxi  consisted of  payables of  RMB5,909 and  RMB4,386 for  labor outsourcing services provided to the Group as of December 31, 2019 and June 30, 2020.

Amounts due to Shanggao consisted of payables of RMB937 for logistic services provided to the Group as of June 30, 2020.

17. Commitments

Other Commitment

The Group entered into license agreements with a brand partner to obtain the right and obligation to distribute, sell, advertise and promote specific products of the brand. The future aggregate minimum payments under the license agreement are as follows:

As of
December 31, 2019
RMB
2020	55,835
2021	56,235
2022	82,069
2023	120,823
2024 and after	197,372

Total other commitment	512,334

As of
June 30, 2020
RMB
July to December, 2020	39,300
2021	57,070
2022	83,286
2023	122,616
2024 and after	200,301

Total other commitment	502,573

As of June 30, 2020, the Group was obligated to pay RMB2,000 for certain investment in equity investee and expected to make the capital injection within two years.

18. Share-Based Compensation

Share incentive plan

On January 28, 2010, Shanghai Baozun’s board of directors approved the Share Incentive Plan of Shanghai Baozun (the “Shanghai Baozun Plan”). In conjunction with the Redomiciliation in 2014, the Group adopted the 2014 Share Incentive Plan (“2014 Plan”) to replace Shanghai Baozun Plan. The board of directors have authorized issuance of up to 20,331,467 shares. The awards granted and outstanding under the Shanghai Baozun Plan will survive and remain effective and binding under the 2014 Plan.

On May 5, 2015, the Board of Directors of the Company approved 2015 Share Incentive Plan (“2015 Plan”) with issuance of up to 4,400,000 shares initially. In July 2016, the Group made amendment to the 2015 plan that if on December 31 of each year beginning in 2016, the unissued shares reserved under the 2015 Plan account for less than 1.5% of the then total issued and outstanding shares on an as-converted basis, then on the first day of the next calendar year, the number of shares reserved for future issuances under the 2015 Plan shall be automatically increased to 1.5% of the then total issued and outstanding shares. The shares that may be issued pursuant to the awards under the 2015 Plan are Class A ordinary shares. The term of the option under 2014 Plan and 2015 Plan shall not exceed ten years from the date of grant.

On March 3, 2016, the exercise price of 2,098,111 outstanding options, previously granted from February 6, 2015 to August 14, 2015, held by 38 employees were reduced from US$ 2.87 and US$ 1.5 to US$ 1.5 and US$ 0.0001, with other terms unchanged. In connection with the above modifications, incremental compensation cost was measured as the excess of the fair value of the modified options over the fair value of the original options immediately before their terms were modified, measured based on the share price and other pertinent factors at the modification date. The total incremental cost associated with the modification was RMB3,432, of which RMB956 was recognized immediately for the options vested prior to the date of the modification and the remaining share-based compensation charges of RMB2,476 will be recognized over a weighted-average period of 2.89 years.

On February 23, 2017, the exercise price of 1,306,743 outstanding options, previously granted on February 6, 2015, held by 6 employees were reduced from US$ 1.5 to US$0.0001, with other terms unchanged. In connection with the above modifications, incremental compensation cost was measured as the excess of the fair value of the modified options over the fair value of the original options immediately before their terms were modified, measured based on the share price and other pertinent factors at the modification date. The total incremental cost associated with the modification was RMB12,347, of which RMB6,321 was recognized immediately for the options vested prior to the date of the modification and the remaining share-based compensation charges of  RMB6,026 were recognized over a weighted-average period of 1.95 years.

No more share option was granted during the year ended December 31, 2019 and the six months ended June 30, 2020.

Share options

A summary of option activity during the year ended December 31, 2019 and the six months ended June 30, 2020 is presented below:

			Weighted
		Weighted	Average	Aggregate
		Average	Remaining	Intrinsic
	Number of	Exercise	Contractual	Value of
	Options	Price	Term	Options
		RMB		RMB
Outstanding, as of January 1, 2019	3,020,550	1.0	5.6	199,056

Granted	—
Forfeited	(2,804)
Expired	—
Exercised	(770,559)

Outstanding, as of December 31, 2019	2,247,187	0.6	4.7	171,306

Vested and expected to vest as of December 31, 2019	2,247,187	0.6	4.7	171,306
Exercisable as of December 31, 2019	2,247,187	0.6	4.7	171,306

Granted	—
Forfeited	(4)
Expired	—
Exercised	(78,324)

Outstanding, as of June 30, 2020	2,168,859	0.6	4.1	195,074

Vested and expected to vest as of June 30, 2020	2,168,859	0.6	4.1	195,074
Exercisable as of June 30, 2020	2,168,859	0.6	4.1	195,074

The aggregate intrinsic values of options exercised during the year ended December 31, 2019 and the six months ended June 30, 2020 were RMB75,373, and RMB5,647, respectively. All the options have been vested as of June 30, 2020.

Restricted share units

Under the 2015 Plan, the Group granted 1,124,109 and 2,186,283 restricted share units to certain employees and senior management during the year ended December 31, 2019 and the six months ended June 30, 2020 respectively, which would vest immediately or over 1 to 4 years. A summary of the restricted share units activities under the 2015 Plan during the year ended December 31, 2019 and the six months ended June 30, 2020 is presented below:

	Number of
	restricted share	Weighted-Average
	units	Grant-Date Fair Value
		RMB
Outstanding, as of January 1, 2019	4,471,816	40.09

Granted	1,124,109
Vested	(2,208,169)
Forfeited	(867,201)

Outstanding and unvested, as of December 31, 2019	2,520,555	61.05

Granted	2,186,283
Vested	(980,593)
Forfeited	(97,148)
Expired	(8,479)

Outstanding and unvested, as of June 30, 2020	3,620,618	70.89

The fair value of restricted share units granted, which was determined based on the fair value of the Company’s ordinary shares on the grant date.

As of June 30, 2020, there was RMB178,733 in unrecognized compensation costs, net of estimated forfeitures, related to unvested restricted share units, which is expected to be recognized over a weighted- average period of 2.60 years.

The Group recorded compensation expenses of RMB35,436 (unaudited) and RMB49,657 for both share options and restricted share units for the six months ended June 30, 2019 and 2020, respectively, which were classified in the accompanying consolidated statements of operations as follows:

	For Six Months Ended June 30,
	2019	2020
	RMB	RMB
	(unaudited)
Fulfillment	5,051	5,344
Sales and marketing	10,321	17,326
Technology and content	5,368	7,700
General and administrative	14,696	19,287
	35,436	49,657

19. Employee Benefit Plans

The Group’s PRC subsidiaries are required by law to contribute a certain percentages of applicable salaries for retirement benefits, medical insurance benefits, housing funds, unemployment and other statutory benefits. The PRC government is directly responsible for the payments of such benefits. The Group contributed RMB99,114 (unaudited) and RMB66,887 for the six months ended June 30, 2019 and 2020, respectively, for such benefits.

20. Restricted Net Assets

Pursuant to the laws applicable to the PRC’s Foreign Investment Enterprises and local enterprises, the Company’s entities in the PRC must make appropriation from after-tax profit to non-distributable reserve funds as determined by the Board of Directors of the Company.

The Company’s subsidiaries and VIE, in accordance with the China Company Laws, must make appropriation from its after-tax profit (as determined under PRC GAAP) to non-distributable reserve funds including (i) statutory surplus fund, (ii) statutory public welfare fund and (iii) discretionary surplus fund. Statutory surplus find is at least 10% of the after-tax profit as determined under PRC GAAP until such reserve has reached 50% of the registered capital of the respective company. Appropriation of the statutory public welfare fund and discretionary surplus fund are made at the discretion of the Company.

The appropriation to these reserves by the Group’s PRC entities were RMB35,075 and nil, for the year ended December 31, 2019 and six months ended June 30, 2020. The accumulated reserves as of December 31, 2019 and June 30, 2020 were RMB68,283 and RMB68,283 respectively.

As a result of these PRC laws and regulations and the requirement that distributions by PRC entities can only be paid out of distributable profits computed in accordance with PRC GAAP, the PRC entities are restricted from transferring a portion of their net assets to the Group. Amounts restricted include paid-in capital, additional paid-in capital and the statutory reserves of the Company’s PRC subsidiaries and VIE. As of June 30, 2020, the aggregate amounts of capital and statutory reserves restricted which represented the amount of net assets of the relevant subsidiaries and VIE in the Group not available for distribution was RMB1,863,446.

21. Subsequent Event

The Group has evaluated subsequent events through September 16, 2020, which is the date when the consolidated financial statements were issued.

Potential impact of coronavirus (“COVID-19”)

From late January 2020, the COVID-19 was rapidly evolving in China and globally. Since then, the business and transportation disruptions in China have caused adverse impacts to the Group’s operations. Temporary closure of offices, travel restrictions or suspension of business operations of the Group’s brand partners and customers have negatively affected the demand for its services and the goods sold in the stores or the platform it operates. The Group’s results of operation and consolidated financial position of 2020 will be adversely affected to a certain extent, which will depend on the future developments of the outbreak, including new development concerning the global severity of and actions taken to contain the outbreak, which are highly uncertain and unpredictable.